Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

Dear Investors and Former Employees,

As you know, last Thursday we announced that SoFi will be combining with a special purpose acquisition company called Social Capital Hedosophia Holdings Corp. V (NYSE: IPOE) (“Social Capital Hedosophia”) to become a public standalone company.

We realize that many of you may have questions about the transaction and what the future holds for SoFi. We wanted to take this opportunity to clarify some details about the transaction.

The transaction is structured as a merger of SoFi with a subsidiary of Social Capital Hedosophia and will result in SoFi becoming a publicly traded company. We expect the combined company to be named SoFi Technologies and listed on the New York Stock Exchange under a new ticker “SOFI.”

The deal values SoFi at an approximately $6.6 billion pre-money equity value (including a $370 million anchor investment from funds and accounts advised by T. Rowe Price Associates, Inc. that closed on December 30, 2020) and is expected to provide up to $2.0 billion in cash proceeds to the combined company, including a committed investment of $1.2 billion from various investors (with $275 million of that amount committed by affiliates of Social Capital Hedosophia), and up to $805 million of cash held in Social Capital Hedosophia’s trust account.

At closing, each share of SoFi’s common stock and preferred stock (except SoFi’s Series 1 redeemable preferred stock) will be converted into shares of SoFi Technologies common stock at an exchange ratio defined in the merger agreement, which includes adjustments for certain series of SoFi preferred stock with higher liquidation preferences. SoFi’s Series 1 redeemable preferred stockholders will receive SoFi Technologies preferred stock with equivalent terms. SoFi’s outstanding stock options and restricted stock units will be converted to options and restricted units for shares of SoFi Technologies common stock that will be subject to the same vesting terms and other conditions as were in effect before closing.

We refer to the number of shares of SoFi Technologies common stock issuable per share of SoFi stock as an exchange ratio. The exchange ratio is calculated by (A) dividing SoFi’s pre-money equity value by $10 (the deemed value of a share of Social Capital Hedosophia common stock) to reach an aggregate number of SoFi Technologies common stock issuable to all SoFi shareholders in the merger, and (B) dividing that number by the aggregate number of shares of SoFi common stock outstanding at the closing of the merger (measured on a fully-diluted, as converted basis). The Sofi Series F, G and H preferred stock will be entitled to a higher exchange ratio due to their higher liquidation preference.

234 1st Street | San Francisco, CA 94105 | 415.612.8229 | sofi.com

It is important to note that the SoFi pre-money equity value and the aggregate number of shares of SoFi common stock outstanding as of the closing of the merger (measured on a fully-diluted, as converted basis), are subject to change pursuant to the merger agreement, and therefore, the final exchange ratios will not be known until the closing. For informational purposes only, we have included below an illustrative calculation of the exchange ratios. Assuming a SoFi pre-money equity value of $6.570 billion and an aggregate number of shares of SoFi common stock outstanding at the closing of the merger (measured on a fully-diluted, as converted basis) equal to 370,237,687, the exchange ratios would be as follows:

Class	Exchange Ratio
Common Stock	1.7745
Preferred Stock Series A	1.7745
Preferred Stock Series B	1.7745
Preferred Stock Series C	1.7745
Preferred Stock Series D	1.7745
Preferred Stock Series E	1.7745
Preferred Stock Series F	1.9701
Preferred Stock Series G	2.1460
Preferred Stock Series H	1.9277
Preferred Stock Series H-1	1.7745

234 1st Street | San Francisco, CA 94105 | 415.612.8229 | sofi.com

Again, this example is for illustrative purposes only, and the specific inputs, including the SoFi pre-closing equity value and the aggregate number of fully-diluted, as-converted shares of SoFi common stock outstanding as of the closing, are subject to change. The final exchange ratios will be determined at the closing of the merger pursuant to the formula and terms set forth in the merger agreement.

After closing, Social Capital Hedosophia’s sponsor, certain of its affiliates and certain existing SoFi stockholders (including senior management) will be subject to restrictions on transfer of their SoFi Technologies common stock for up to 180 days, subject to certain stock price-based milestones for early release. In addition, all SoFi Technologies shares issued in the merger or upon settlement or exercise of converted equity awards will be subject to transfer restrictions for 30 days following the closing.

The transaction is expected to close in the first quarter of 2021, and is subject to approval by Social Capital Hedosophia’s shareholders and other customary closing conditions, including regulatory approvals.

You can find more details about the transaction in our press release.

We believe this transaction and becoming a public company will enhance our ability to scale our technology and operations and accelerate our growth. We look forward to our next steps on this journey.

Sincerely,

SoFi Investor Relations

234 1st Street | San Francisco, CA 94105 | 415.612.8229 | sofi.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between SoFi and Social Capital Hedosophia. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, Social Capital Hedosophia filed a registration statement on Form S-4 with the

Securities and Exchange Commission (“SEC”) on January 11, 2021, which includes a document that serves as a prospectus and proxy statement of Social Capital Hedosophia, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Social Capital Hedosophia shareholders. Social Capital Hedosophia also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Social Capital Hedosophia are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Social Capital Hedosophia through the website maintained by the SEC at www.sec.gov.

The documents filed by Social Capital Hedosophia with the SEC also may be obtained free of charge at Social Capital Hedosophia’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

Social Capital Hedosophia and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Social Capital Hedosophia’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

234 1st Street | San Francisco, CA 94105 | 415.612.8229 | sofi.com

Cautionary Statement Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and Social Capital Hedosophia. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Social Capital Hedosophia’s securities, (ii) the risk that the transaction may not be completed by Social Capital Hedosophia’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Social Capital Hedosophia, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, by and between Social Capital Hedosophia, Plutus Merger Sub Inc. and Social Finance, Inc., dated as of January 7, 2021 (the “Merger Agreement”) by the shareholders of Social Capital Hedosophia, the satisfaction of the minimum trust account amount following redemptions by Social Capital Hedosophia’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the investments described above, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against Social Capital Hedosophia related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of Social Capital Hedosophia’s securities on a national securities exchange, (xi) the price of Social Capital Hedosophia’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Social Capital Hedosophia plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting Social Capital Hedosophia’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Social Capital Hedosophia’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by Social Capital Hedosophia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and Social Capital Hedosophia assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor Social Capital Hedosophia gives any assurance that either SoFi or Social Capital Hedosophia, or the combined company, will achieve its expectations.

234 1st Street | San Francisco, CA 94105 | 415.612.8229 | sofi.com